EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
June 30, 2023

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
(Expressed in US millions, except share amounts)

	As at
	June 30, 2023	December 31, 2022
	$	$
Assets
Current assets
Cash and cash equivalents	1,611	1,649
Marketable securities	3,169	3,404
Trade and other receivables, net	262	273
Loans, merchant cash advances and related receivables, net	719	580
Other current assets	148	144
	5,909	6,050
Long-term assets
Property and equipment, net	69	131
Right-of-use assets, net	101	355
Intangible assets, net	26	390
Deferred tax assets	39	41
Equity and other investments ($1,438 and $869, carried at fair value)	2,294	1,954
Equity method investment	838	—
Goodwill	427	1,836
	3,794	4,707
Total assets	9,703	10,757
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	554	542
Deferred revenue	310	296
Lease liabilities	16	18
	880	856
Long-term liabilities
Deferred revenue	236	268
Lease liabilities	204	465
Convertible senior notes	914	913
Deferred tax liabilities	6	16
	1,360	1,662
Commitments and contingencies (Note 13)
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,203,186,476 and 1,195,697,614, issued and outstanding; unlimited Class B restricted voting shares authorized, 79,283,868 and 79,430,952 issued and outstanding; 1 Founder share authorized, 1 and 1 issued and outstanding	9,019	8,747
Additional paid-in capital	205	30
Accumulated other comprehensive income (loss)	4	(16)
Accumulated deficit	(1,765)	(522)
Total shareholders’ equity	7,463	8,239
Total liabilities and shareholders’ equity	9,703	10,757

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
(Expressed in US millions, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Revenues
Subscription solutions	444	366	826	711
Merchant solutions	1,250	929	2,376	1,788
	1,694	1,295	3,202	2,499
Cost of revenues
Subscription solutions	85	85	169	163
Merchant solutions	774	554	1,481	1,042
	859	639	1,650	1,205
Gross profit	835	656	1,552	1,294
Operating expenses
Sales and marketing	321	327	608	630
Research and development	648	347	1,106	651
General and administrative	131	130	254	239
Transaction and loan losses	31	42	73	62
Impairment on sales of Shopify's logistics businesses	1,340	—	1,340	—
Total operating expenses	2,471	846	3,381	1,582
Loss from operations	(1,636)	(190)	(1,829)	(288)
Other income (expense), net
Interest income	58	12	110	17
Net realized gain on equity and other investments	—	2	—	124
Net unrealized gain (loss) on equity and other investments	281	(1,019)	496	(2,696)
Foreign exchange loss	(4)	(3)	(2)	(8)
Total other income (expense), net	335	(1,008)	604	(2,563)
Loss before income taxes	(1,301)	(1,198)	(1,225)	(2,851)
(Provision for) recovery of income taxes	(10)	(6)	(18)	173
Net loss	(1,311)	(1,204)	(1,243)	(2,678)

Net loss per share attributable to shareholders:
Basic	$(1.02)	$(0.95)	$(0.97)	$(2.12)
Diluted	$(1.02)	$(0.95)	$(0.97)	$(2.12)

Weighted average shares used to compute net loss per share attributable to shareholders:
Basic	1,280,407,642	1,262,011,665	1,278,655,866	1,261,069,535
Diluted	1,280,407,642	1,262,011,665	1,278,655,866	1,261,069,535

Other comprehensive income (loss)
Unrealized gain (loss) on cash flow hedges	11	(11)	20	(3)
Tax effect on unrealized gain (loss) on cash flow hedges	—	2	—	—
Total other comprehensive income (loss)	11	(9)	20	(3)
Comprehensive loss	(1,300)	(1,213)	(1,223)	(2,681)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
(Expressed in US millions, except share amounts)

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Retained Earnings $	Total $
	Shares(1)	Amount $
As at December 31, 2021	1,258,971,590	8,040	161	(6)	2,938	11,133
Exercise of stock options	1,055,130	11	(5)	—	—	6
Stock-based compensation	—	—	118	—	—	118
Vesting of restricted share units	1,339,300	100	(100)	—	—	—
Net loss and comprehensive loss for the period	—	—	—	6	(1,474)	(1,468)
As at March 31, 2022	1,261,366,020	8,151	174	—	1,464	9,789
Exercise of stock options	316,540	3	(1)	—	—	2
Stock-based compensation	—	—	139	—	—	139
Vesting of restricted share units	1,182,360	91	(91)	—	—	—
Issuance of Founder share	1	—	—	—	—	—
Net loss and comprehensive loss for the period	—	—	—	(9)	(1,204)	(1,213)
As at June 30, 2022	1,262,864,921	8,245	221	(9)	260	8,717

(1) Prior year share amounts have been retrospectively adjusted to reflect the ten-for-one share split ("Share Split") effected in June 2022.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
(Expressed in US millions, except share amounts)

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Shares	Amount $
As at December 31, 2022	1,275,128,567	8,747	30	(16)	(522)	8,239
Exercise of stock options	624,667	13	(7)	—	—	6
Stock-based compensation	—	—	135	—	—	135
Vesting of restricted share units	2,923,934	116	(116)	—	—	—
Issuance of restricted shares related to business acquisitions	238,468	10	(10)	—	—	—
Net income and comprehensive income for the period	—	—	—	9	68	77
As at March 31, 2023	1,278,915,636	8,886	32	(7)	(454)	8,457
Exercise of stock options	1,611,850	50	(24)	—	—	26
Stock-based compensation	—	—	280	—	—	280
Vesting of restricted share units	1,942,859	83	(83)	—	—	—
Net loss and comprehensive loss for the period	—	—	—	11	(1,311)	(1,300)
As at June 30, 2023	1,282,470,345	9,019	205	4	(1,765)	7,463

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(Expressed in US millions)

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(1,311)	(1,204)	(1,243)	(2,678)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation	17	16	47	34
Stock-based compensation	280	139	415	257
Provision for transaction and loan losses	15	22	43	32
Deferred income tax expense (recovery)	2	4	3	(180)
Revenue related to non-cash consideration	(39)	(28)	(87)	(54)
Impairment on sales of Shopify's logistics businesses	1,340	—	1,340	—
Net (gain) loss on equity and other investments	(281)	1,018	(496)	2,612
Unrealized foreign exchange loss (gain)	1	10	(2)	16
Changes in operating assets and liabilities(1)	94	(52)	198	(139)
Net cash provided by (used in) operating activities	118	(75)	218	(100)
Cash flows from investing activities
Acquisitions of property and equipment	(21)	(12)	(35)	(28)
Purchase of marketable securities	(1,279)	(569)	(2,377)	(2,033)
Maturity of marketable securities	1,245	1,760	2,642	3,690
Purchases and originations of loans(1)	(457)	(122)	(806)	(205)
Repayments of loans(1)	279	72	445	127
Purchase of equity and other investments	(14)	(116)	(104)	(570)
Acquisition of businesses, net of cash acquired	—	(30)	(31)	(30)
Other	(26)	—	(26)	—
Net cash (used in) provided by investing activities	(273)	983	(292)	951
Cash flows from financing activities
Proceeds from the exercise of stock options	26	2	32	8
Net cash provided by financing activities	26	2	32	8
Effect of foreign exchange on cash and cash equivalents	2	(11)	4	(11)
Net (decrease) increase in cash and cash equivalents	(127)	899	(38)	848
Cash and cash equivalents – Beginning of Period	1,738	2,452	1,649	2,503
Cash and cash equivalents – End of Period	1,611	3,351	1,611	3,351

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities	11	6	19	18
Lease liabilities arising from obtaining right-of-use assets	—	14	—	41
Acquired property and equipment remaining unpaid	1	7	1	7
Cash paid for income taxes, net	11	15	21	25
Cash paid for interest	1	1	1	1
(1) Comparative figures have been reclassified in order to conform to the current period presentation.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)
1.Nature of Business

Shopify Inc. ("Shopify" or the "Company") was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere. The Company's software enables merchants to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

Founded in Ottawa, Canada, the Company's principal place of business is the internet.

2.Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), including the applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.
In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of its financial position, results of operations and comprehensive loss, changes in shareholders' equity and cash flows for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2022. The condensed consolidated balance sheet at December 31, 2022 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.
Beginning with the first quarter of fiscal year 2023, the Company began reporting all dollar amounts in millions.
The interim results for the three and six months ended June 30, 2023 are not necessarily indicative of the results expected for the full fiscal year.

3.Significant Accounting Policies

Except for the additions to the equity and other investments accounting policy, which are discussed below, there have been no material changes to the Company’s significant accounting policies during the three and six months ended June 30, 2023, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2022.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Equity and Other Investments

Strategic investments are a part of the Company's strategy and use of capital, expanding its expertise and building strong partnerships around strategic initiatives.

•Equity and other investments in publicly traded companies with readily determinable fair values are carried at fair value at each balance sheet date and any movements in the fair value are recognized into net (loss) income.
•Equity and other investments in private companies without readily determinable fair values are carried at cost less impairments, with subsequent adjustments for observable changes (referred to as the measurement alternative).
•Investments that qualify for the "equity method" of accounting treatment are carried at the Company’s investment amounts and adjusted each period for the Company’s share of the investee’s income or loss and amortization of the basis difference, which is the difference between the fair value of our investment in the company and the underlying equity in the net assets of the investee.

The Company evaluates each investment to determine if the investment should be accounted for as an equity method investment based upon equity ownership, significant influence and ongoing involvement in the investee, including factors such as representation on the investee's Board of Directors. As of June 30, 2023, the Company determined that the investment in Flexport, Inc. ("Flexport") is an equity method investment. The Company's share of income and loss in the investee will be presented as "net gain (loss) on equity method investment" in the condensed consolidated statement of operations and comprehensive loss.

The Company assesses its equity method investment for impairment when events or circumstances suggest that the carrying amount of the investment may be impaired, and the decline in value below the carrying amount is determined to be other than temporary.

The Company also evaluates each investment to determine if the investment is a variable interest entity and, if so, whether the Company is the primary beneficiary of the variable interest entity. The Company has determined, as of June 30, 2023 and 2022 that there were no variable interest entities required to be consolidated in the Company’s consolidated financial statements.

The Company also holds investments in convertible notes of private companies which are classified as available-for-sale debt securities, for which the Company has elected to account for under the fair value option. The investments are carried at fair value at each balance sheet date and any movements in the fair values are recognized in net (loss) income.

Use of Estimates

The preparation of the condensed consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates made by management. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants; estimates of expected credit losses related to financial assets measured at amortized cost, including contract balances and loans and merchant cash advances; inputs used to fair value equity and other investments in private companies, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability; estimates and judgments involved in applying the measurement alternative associated with equity and other investments in private companies, including the Company's assessment to evaluate whether an investment is impaired through analyzing market conditions, business results and other qualitative measures and to measure the amount of that impairment, when applicable, by developing certain

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability; probabilities of achieving performance milestones associated with non-cash revenue consideration from strategic partnerships; and estimates involved in evaluating the probability and amount of loss contingencies.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, loans, merchant cash advances and related receivables, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. We limit the amount of credit exposure with any one financial institution and conduct timely evaluations of the credit worthiness of these financial institutions. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables, and loans receivable and merchant cash advances. Trade and other receivables, and loans receivable and merchant cash advances are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada ("EDC"), a wholly-owned corporation of the Government of Canada, who is AAA rated as at June 30, 2023. The Company’s policies cover certain loans and merchant cash advances, subject under certain policies to minimum claim requirements and regional restrictions. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the condensed consolidated statements of operations and comprehensive loss. All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer's maximum liability under the policies, the majority of the Company's gross outstanding balance of loans and merchant cash advances as at June 30, 2023 is covered. The receivable related to insurance recoveries, if any, is included in the loans, merchant cash advances and related receivables balance. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Equity and Other Investments Risk

The Company holds equity and other investments that are subject to a wide variety of market-related risks that could substantially reduce or increase the fair value of our holdings. The Company's equity and other investments in public companies are recorded at fair value, which is subject to market price volatility. The Company's equity investments in private companies are recorded using the measurement alternative and are assessed each reporting period for observable price changes and impairments, which may involve estimates and judgments given the lack of readily available market data. Certain equity investments in private companies are in the early stages of development and are inherently risky due to their lack of operational history. Furthermore, for the equity method investment, Shopify's share of income and loss from these investments may cause volatility to Shopify's earnings. The Company's debt investments in convertible notes of private companies are recorded at fair value, which are impacted by the underlying entities' valuations and interest rates.

The Company has a high concentration of credit risk associated with a small number of equity and other investments that are impacted by fluctuations in their fair values or by observable changes or impairments.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Foreign Exchange Risk

The Company's results of operations and foreign currency assets and liabilities are exposed to foreign currency fluctuations.

While the majority of the Company's revenues, cost of revenues, and operating expenses are denominated in USD, a significant portion are denominated in foreign currencies. Due to offering Shopify Payments, Shopify Capital, subscriptions, and other billings to select countries in local currency, a significant proportion of revenue transactions are denominated in British pound sterling ("GBP"), Euros ("EUR") and Canadian dollars ("CAD"). Furthermore, as the Company continues to have significant Canadian operations and as operations continue to expand internationally, a significant proportion of operating expenses are also incurred in the aforementioned foreign currencies.

Although foreign currency fluctuations associated with revenues and costs may partially offset one another in earnings, the Company uses foreign exchange derivative products to mitigate a portion of the remaining exposure of foreign currency fluctuations as discussed in Note 5. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties.

4.Sales of Businesses

In the second quarter of 2023 the Company sold its logistics businesses (the "divested businesses"). The majority of the logistics business was sold to Flexport, a leading tech-driven global logistics platform. The Company received non-cash consideration in the form of a 13% equity interest on a fully-diluted basis inclusive of warrants and options.

The net assets of the divested businesses had an aggregate carrying amount above their estimated fair value and accordingly, an impairment loss was recorded in operating expenses as "impairment on sales of Shopify's logistics businesses" in the condensed consolidated statement of operations and comprehensive loss, for the three and six months ended June 30, 2023. The components of the sale were as follows:

Three and six months ended
June 30, 2023
$
Goodwill	(1,438)
Intangible assets	(337)
Net assets and transaction costs	(93)
Non-cash consideration received(1)	528
Impairment on sales of Shopify's logistics businesses	(1,340)
(1) The non-cash consideration received is an estimate and was independently estimated by Shopify by using unobservable inputs, including the investee's revenue growth rates and revenue multiples based on market comparables.

The non-cash consideration was in addition to the Company's existing equity interest in Flexport, bringing Shopify's total ownership stake in Flexport to approximately 17% equity ownership on a fully-diluted basis inclusive of warrants and options as of June 30, 2023. The investment in Flexport is accounted for under the equity investment method (see Note 5).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

5.Financial Instruments

Debt Securities

The Company holds certain debt securities that are classified as held-to-maturity at the time of purchase as the Company has both the positive intent and ability to hold to maturity. The fair value of corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

The Company also holds debt securities in the form of convertible notes in private companies classified as available-for-sale for which the Company has elected to apply the fair value option. The fair values of the convertible notes in private companies were determined based on binomial pricing models for which the Company was required to develop its own assumptions, including the underlying entities' valuations.

The following tables summarize debt securities by significant investment classification and level within the fair value hierarchy:

	As at June 30, 2023
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
	$	$	$	$
Level 1:
U.S. term deposits	—	445	—	460
U.S. federal bonds and agency securities	—	929	—	929
Canadian federal bonds and agency securities	—	426	—	426
Corporate bonds and commercial paper	110	—	—	110
	110	1,800	—	1,925
Level 2:
Corporate bonds and commercial paper	—	1,369	—	1,369
Level 3:
Convertible notes in private companies	—	—	225	225
	110	3,169	225	3,519

The fair values of marketable securities above include accrued interest of $20, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the condensed consolidated balance sheets. Additional accrued interest of $16 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

In the three and six months ended June 30, 2023, $1 and $nil of unrealized gains, respectively, associated with the Company's convertible notes in private companies were recorded within "net unrealized gain (loss) on equity and other investments" in the condensed consolidated statement of operations and comprehensive loss ($21 and $31 of unrealized losses for the three and six months ended June 30, 2022, respectively). Additionally, interest income of $3 and $5 was recorded within "interest income" in the condensed consolidated statement of operations and comprehensive loss ($2 and $4 for the three and six months ended June 30, 2022).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

	As at December 31, 2022
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
	$	$	$	$
Level 1:
U.S. term deposits	—	600	—	608
U.S. federal bonds and agency securities	28	741	—	769
Canadian federal bonds and agency securities	202	547	—	750
Corporate bonds and commercial paper	202	—	—	202
Repurchase agreements	99	—	—	99
	531	1,888	—	2,428
Level 2:
Corporate bonds and commercial paper	—	1,516	—	1,518
Level 3:
Convertible notes in private companies	—	—	221	221
	531	3,404	221	4,167

The fair values above include accrued interest of $16, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the condensed consolidated balance sheets. Additional accrued interest of $12 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

All cash equivalents and marketable securities mature within one year of the condensed consolidated balance sheet date.

Equity Investments with Readily Determinable Fair Values

The Company holds equity investments in public companies that were obtained through a combination of direct investment and strategic partnerships.

Equity investments with readily determinable fair values are comprised of:

	June 30, 2023			December 31, 2022
	Level 1	Level 3	Total	Level 1	Level 3	Total
	$	$	$	$	$	$
Global-E Online Ltd.	885	17	902	400	51	451
Affirm Holdings, Inc.	311	—	311	196	—	196
Other	—	—	—	1	—	1
	1,196	17	1,213	597	51	648

In the three and six months ended June 30, 2023, $15 and $49, respectively, were transferred from Level 3 to Level 1 due to the vesting of warrants associated with an investment in a strategic partnership (June 30, 2022 - $47 and $135). The equity investments categorized as Level 3 in the fair value hierarchy represent Global-E unvested warrants that require the application of a discount for lack of marketability which was 15% at June 30, 2023 (December 31, 2022 - 9%).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Adjustments related to equity and other investments with readily determinable fair values for the three and six months ended June 30, 2023 and 2022 were as follows:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Balance, beginning of the period	938	1,660	648	3,206

Adjustments related to equity and other investments with readily determinable fair values:
Investments received not tied to services(1)	—	—	—	105
Investments received as non-cash consideration in exchange for services	—	—	—	30
Sale of equity and other investments	—	—	(1)	—
Net unrealized gains (losses)	275	(859)	566	(2,540)
Balance, end of the period	1,213	801	1,213	801
(1) During the six months ended June 30, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the period and shares were received in certain public companies. Any resulting realized gains or losses were presented as "net realized gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive loss.

Equity Investments without Readily Determinable Fair Values

The carrying value of equity investments in private companies without readily determinable fair values are:

	June 30, 2023	December 31, 2022
	$	$
Total initial value	1,122	1,360
Cumulative gross unrealized gains	66	59
Cumulative gross unrealized losses and impairment	(332)	(334)
Total carrying value of equity and other investments without readily determinable fair values	856	1,085

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Adjustments related to equity and other investments without readily determinable fair values for the three and six months ended June 30, 2023 and 2022 were as follows:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Balance, beginning of the period	1,117	1,035	1,085	543

Adjustments related to equity and other investments without readily determinable fair values:
Purchases of equity and other investments	14	31	104	483
Investments received as non-cash consideration in exchange for services	43	—	60	47
Gross unrealized gains	5	4	7	10
Sales of equity and other investments(1)	—	—	—	(13)
Gross unrealized losses and impairments(2)	—	(142)	(77)	(142)
Transfers out of measurement alternative	(323)	—	(323)	—
Balance, end of the period	856	928	856	928
(1) During the six months ended June 30, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the period. Any resulting realized gains or losses were presented as "net realized gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive loss.
(2) During the six months ended June 30, 2023, the Company identified observable price changes resulting in the remeasurement of private investments at fair value on a non-recurring basis. During the three and six months ended June 30, 2022, the Company applied certain valuation methods based on information available, including the market approach and option pricing models in order to quantify the level of impairment recognized. The resulting unrealized losses and impairment were presented as "net unrealized gain (loss) on equity and other investments" in the condensed consolidated statement of operations and comprehensive loss.

As at June 30, 2023, included in the total $856 of equity and other investments without readily determinable fair values, $372 was remeasured at fair value and was classified within Level 3 of the fair value measurement hierarchy on a non-recurring basis.

Equity Method Investment

Shopify holds an equity method investment which is presented within "equity method investment" in the condensed consolidated balance sheets and is carried at the amount of the Shopify’s investment and is adjusted each period for Shopify’s share of the investee’s income or loss and the basis difference amortization, which is the difference between the fair value of our investment in the company and the underlying equity in the net assets of the investee. Shopify's share of the investee’s income or loss and the basis difference amortization are reflected in Shopify's "net gain (loss) on equity method investment".

Due to the timing of availability in the reporting of financial information from the investee, results will be presented on a one-quarter lag and no share of the income or loss in the investee was reported in the three and six months ended June 30, 2023.

The current carrying value of the equity method investment includes multiple valuations done at different points in time, and as at June 30, 2023 was $838. As of December 31, 2022, Shopify's investment was not accounted for under the equity method and therefore the "equity method" investment was - $nil.

Derivative Instruments and Hedging

As at June 30, 2023, the Company held foreign exchange forward contracts and options for USD, GBP and CAD with a total notional value of $519 (December 31, 2022 - $527), to fund a portion of its operations. The fair value of foreign exchange forward contracts and options was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Derivative Instruments Designated as Hedges

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program, the Company has entered into foreign exchange forward contracts and options with certain financial institutions and designated those hedges as cash flow hedges. The Company is hedging cash flows associated with payroll and facility costs.

The fair values of outstanding derivative instruments were as follows:

	June 30, 2023	December 31, 2022
	$	$
Level 2:
Foreign exchange forward contracts and options assets (classified in other current assets)	7	1
Foreign exchange forward contract liabilities (classified in accounts payable and accrued liabilities)	1	16

Unrealized gains and unrealized losses related to changes in the fair value of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	June 30, 2023	June 30, 2022
	$	$
Unrealized gains	7	—
Unrealized losses	(1)	(7)
Total net unrealized gains (losses)	6	(7)

These unrealized gains and losses were included in accumulated other comprehensive income (loss), other current assets, and accounts payable and accrued liabilities on the condensed consolidated balance sheets. These amounts are expected to be reclassified into earnings over the next twelve months.

Realized losses related to the maturity of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Realized losses in operating expenses	(4)	(4)	(12)	(7)

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

6.Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the condensed consolidated balance sheets. Trade receivables and unbilled revenues, net of allowance for credit losses, were as follows:

	June 30, 2023	December 31, 2022	January 1, 2021
	$	$	$
Unbilled revenues, net	121	123	87
Trade receivables, net	65	80	40
Indirect taxes receivable	37	31	39
Accrued interest	20	16	13
Other receivables	19	23	13
	262	273	192

Unbilled revenues represent amounts not yet billed related to subscription fees for Plus merchants, transaction fees, shipping charges, and partner referral fees as at the condensed consolidated balance sheet date.

The allowance for credit losses reflects the Company's best estimate of probable losses inherent in the unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility and other currently available evidence.

Activity in the allowance for credit losses was as follows:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Allowance, beginning of the period	14	7	16	7
(Reversal of) provision for credit losses related to uncollectible receivables	(3)	3	2	4
Write-offs	(2)	(1)	(9)	(2)
Allowance, end of the period	9	9	9	9

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Changes in total deferred revenue were as follows:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Balance, beginning of the period	556	434	564	380
Deferral of revenue	128	70	173	168
Recognition of deferred revenue(1)	(138)	(91)	(191)	(135)
Balance, end of the period	546	413	546	413

Current portion			310	254
Long term portion			236	159
			546	413
(1) Includes impairment of deferred revenue due to the sales of Shopify's logistics businesses (see Note 4).

The opening balances of total current and long-term deferred revenue were $217 and $163, respectively, as of January 1, 2022.

As at June 30, 2023, the long-term deferred revenue, excluding non-cash consideration received, will be recognized ratably over the remaining terms of the contracts with the customers, which range from two to three years.

The Company has received non-cash consideration in the form of equity investments in exchange for services to be rendered as part of strategic partnerships. As the Company is required to provide referral services and other services to support the partners' merchant offerings over the period of the performance obligations, revenue is deferred and recognized over time on a ratable basis over the expected terms of the contracts. Within total deferred revenue outlined above, non-cash consideration represents a significant portion of the balance as at June 30, 2023.

The table below summarizes the gross changes in deferred revenue associated with this non-cash consideration received for the three and six months ended June 30, 2023 and 2022.

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Balance, beginning of the period	351	281	382	230
Non-cash consideration received in exchange for services	43	—	60	77
Revenue recognized related to non-cash consideration	(39)	(28)	(87)	(54)
Balance, end of the period	355	253	355	253

Current portion			128	110
Long term portion			227	143
			355	253

The Company will recognize this revenue ratably over the remaining terms of the respective strategic partnership service agreements, which range from three to seven years.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

7.Loans, Merchant Cash Advances and Related Receivables

	June 30, 2023	December 31, 2022	January 1, 2022
	$	$	$
Loans receivable, gross(1)	583	228	73
Allowance for credit losses related to uncollectible loans receivable	(36)	(19)	(3)
Merchant cash advances receivable, gross	218	420	439
Allowance for credit losses related to uncollectible merchant cash advances receivable	(46)	(49)	(38)
Loans, merchant cash advances and related receivables, net	719	580	471
(1) Included in the loans receivable, gross balance as at June 30, 2023 is $7 of interest receivable (December 31, 2022 - $3, January 1, 2022 - $nil)

Loans

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible loans receivable:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Allowance, beginning of the period	25	4	19	3
Provision for credit losses related to uncollectible loans receivable	14	6	22	8
Loans receivable charged off, net of recoveries	(3)	(1)	(5)	(2)
Allowance, end of the period	36	9	36	9

The following table presents the delinquency status of the gross amount of merchant loans by year of origination. The delinquency status is determined based on the number of days past the contractual or expected repayment date for which the Company anticipates to receive the amounts outstanding. The "current" category represents balances that are within 29 days of the contractual repayment dates, or within 29 days of the expected repayment date.

	June 30, 2023
	Year of origination
	2023	2022	Total	Percent
Current	$529	$22	$551	94.5%
30-59 Days	2	2	4	0.7%
60-89 Days	2	2	4	0.7%
90-179 Days	2	4	6	1.0%
180+ Days	6	12	18	3.1%
Total	$541	$42	$583	100.0%

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

	December 31, 2022
	Year of origination
	2022	2021	Total	Percent
Current	$215	$—	$215	94.2%
30-59 Days	2	—	2	0.9%
60-89 Days	1	—	1	0.7%
90-179 Days	4	—	4	1.6%
180+ Days	6	—	6	2.6%
Total	$228	$—	$228	100.0%

The Company maintains an internal monitoring list related to its outstanding loans. A merchant's ability and willingness to repay the financing receivables outstanding under the program is analyzed for a variety of factors that include, but are not limited to: current or expected age of the financing, merchant subscription or financing status, merchant GMV trends and other changes to merchant credit profiles. In March 2023, the Company modified its charge off policy to charging off receivables outstanding under the program when the merchant receivable is included on its internal monitoring list for a period of 150 consecutive days (previously 90 consecutive days).

For certain Shopify Capital loans, there is a fixed maximum repayment term. For certain other Shopify Capital loans, the Company calculates an expected repayment date. Using the merchant's contractual or expected repayment date, the Company calculates an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance. In the three and six months ended June 30, 2023 $37 and $56, respectively, of revenue recognized as merchant solutions revenue required the application of an effective interest rate, per ASC 310 (June 30, 2022 - $9 and $15) .

Merchant Cash Advances

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances receivable:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Allowance, beginning of the period	48	42	49	38
Provision for credit losses related to uncollectible merchant cash advances receivable	5	13	13	23
Merchant cash advances receivable charged off, net of recoveries	(7)	(8)	(16)	(14)
Allowance, end of the period	46	47	46	47

8.Leases

The Company has office and commercial leases in Canada, the United States, Singapore, Ireland and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 14 years, some of which include options to extend the leases for up to 10 years. All of the Company's leases are operating leases.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

The components of lease expense were as follows:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Operating lease expense	10	6	23	11
Variable lease expense, including non-lease components	5	4	12	6
Total lease expense	15	10	35	17

As at June 30, 2023, the weighted average remaining lease term is 10 years and the weighted average discount rate is 3.1% (December 31, 2022 - 11 years and 4.9%, respectively).

Net sublease income for the three and six months ended June 30, 2023 was $1 and $2 (June 30, 2022 - $1 and $2), which is recorded as an offset within the total lease expense disclosed above.

During the three months ended June 30, 2023, as part of the sales of Shopify's logistics businesses, the Company's warehouse leases were assigned in connection with the divested businesses and are no longer recognized on the Company's condensed consolidated balance sheets. However, the Company retained the guarantee of certain leases and entered into an indemnification agreement, governing the liability obligations in connection with these guarantees.

Maturities of lease liabilities as at June 30, 2023 were as follows:

Fiscal Year	Operating Leases
$
Remainder of 2023	20
2024	38
2025	50
2026	51
2027	44
Thereafter	248
Total future minimum payments	451
Minimum payments related to variable lease payments, including non-lease components	(196)
Imputed interest	(35)
Total lease liabilities	220

Operating lease maturity amounts included in the table above do not include sublease proceeds expected to be received under our various sublease agreements with third parties. Under the agreements initiated with third parties, the Company expects to receive sublease proceeds of $2 in 2023 and $34 thereafter.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

9.Intangible Assets

	June 30, 2023
	Cost $	Accumulated amortization $	Net book value $
Acquired technology	54	30	24
Other intangible assets	5	3	2
Software development costs	13	13	—
Acquired customer relationships	1	1	—
	73	47	26

	December 31, 2022
	Cost $	Accumulated amortization $	Net book value $
Acquired technology	449	94	355
Other intangible assets	9	3	6
Software development costs	15	15	—
Acquired customer relationships	37	8	29
	510	120	390

During the three and six months ended June 30, 2023, the Company recognized an impairment of $307 of acquired technology, $27 of acquired customer relationships and $3 of other intangible assets as a result of the sales of Shopify's logistics businesses (see Note 4).

During the three and six months ended June 30, 2023, the Company disposed of and retired software development costs, acquired technology and purchased software with a combined original cost of $440 and $440, respectively, primarily due to the sales of our logistics businesses (June 30, 2022 - $12 and $12, respectively). Other than the impairment charges noted above, there was no additional gain or loss recognized in the condensed consolidated statement of operations and comprehensive loss as a result of the retirement and disposal of these assets.
The following table illustrates the classification of amortization expense related to intangible assets in the condensed consolidated statement of operations and comprehensive loss:

	Three months ended		Six months ended
	June 30, 2023 $	June 30, 2022 $	June 30, 2023 $	June 30, 2022 $
Cost of revenues	9	7	27	13
Sales and marketing	—	—	3	1
	9	7	30	14

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Estimated future amortization expense related to intangible assets, as at June 30, 2023 is as follows:

Fiscal Year	Amount $
Remainder of 2023	8
2024	13
2025	5
Thereafter	—
Total	26

10.Goodwill

The Company's goodwill relates to acquisitions of various companies.

The Company recognized goodwill impairment of $1,438 in the three and six months ended June 30, 2023 due to the sales of Shopify's logistics businesses (see Note 4), presented within "impairment on sales of Shopify's logistics businesses" in the condensed consolidated statement of operations and comprehensive loss. No goodwill impairment was recognized in the year ended December 31, 2022.

The gross changes in the carrying amount of goodwill as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023	December 31, 2022
	$	$
Balance, beginning of the period	1,836	357
Acquisition of Deliverr	—	1,438
Other acquisitions(1)	29	41
Impairment on sales of Shopify's logistics businesses	(1,438)	—
Balance, end of the period	427	1,836
(1) During the six months ended June 30, 2023 and the year ended December 31, 2022, the Company completed individually immaterial acquisitions that resulted in goodwill being recognized.

11.Convertible Senior Notes

In September 2020, the Company issued $920 aggregate principal amount of 0.125% convertible senior notes due 2025 (the "Notes"). The net proceeds from the issuance of the Notes were $908 after deducting underwriting fees and offering costs.

The interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025, unless earlier redeemed or repurchased by the Company or converted pursuant to their terms.

The Notes have a conversion rate of 6.9440 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to a conversion price of approximately $144.01 per share, adjusted to give effect to the Share Split. The conversion rate is subject to adjustment following the occurrence of certain specified events, as set out or defined in the supplemental indenture governing the Notes. In addition, upon the occurrence of a make-whole fundamental change prior to the maturity date or upon our issuance of a notice of redemption, as set out or defined in the supplemental indenture governing the Notes, the Company will, in certain circumstances, increase the conversion rate by a number of additional Class A subordinate voting shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change or during the relevant redemption period.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

The Company accounts for the Notes as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less total offering costs, plus any amortization of offering costs. Total offering costs upon issuance of the Notes were $12 and are amortized to interest expense using the effective interest rate method over the contractual term of the Notes. Interest expense is recognized at an annual effective interest rate of 0.38% over the contractual term of the Notes.

The net carrying amount of the outstanding Notes was as follows:

	June 30, 2023	December 31, 2022
	$	$
Principal	920	920
Unamortized offering costs	(6)	(7)
Net carrying amount	914	913

In the three and six months ended June 30, 2023, the Company recognized $1 and $1 (June 30, 2022 - $1 and $1), respectively, of contractual interest expense, and recognized $nil and $1 (June 30, 2022 - $nil and $1) of amortization of offering costs, related to the outstanding Notes.

As at June 30, 2023, the estimated fair value of the Notes was approximately $835 (December 31, 2022 - $783). The estimated fair value was determined based on the last executed trade for the Notes of the reporting period in an over-the-counter market, which is considered as Level 2 in the fair value hierarchy.

12.Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at June 30, 2023 and December 31, 2022, the effective rate was 7.25% and 6.75%, respectively, and no cash amounts were drawn under this credit facility.

13.Litigation and Loss Contingencies

From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters.

On August 31, 2022, a jury in the U.S. District Court for the District of Delaware returned a verdict finding that the Company infringed three web technology patents owned by Express Mobile, Inc. The Company has challenged the verdict through post-trial motions and the Plaintiff has moved for interest on the amount of the verdict.

The Company currently has no other known material pending litigation or claims. The Company is not aware of any other litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

14.Related Parties

In January 2022, the Company entered a strategic partnership with a private company totaling $97, which is comprised of a $50 cash investment in the private company and the receipt of $47 in non-cash consideration to provide services for a duration of three years. A member of the Company's board of directors also serves as a director on the board of the aforementioned private company. In the three and six months ended June 30, 2023, the Company recognized revenue of $4 and $8 (June 30, 2022 - $4 and $7), respectively, from the private company for referral services.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

15.Shareholders’ Equity

Stock-Based Compensation

As at June 30, 2023 there were 361,527,233 shares reserved for issuance under the Company's Second Amended and Restated Stock Option Plan ("SOP") and the Second Amended and Restated Long Term Incentive Plan ("LTIP").

The following table summarizes the stock option and RSU award activities under the Company's share-based compensation plans for the six months ended June 30, 2023:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options(1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value(2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2022	14,008,761	36.55	6.71	195	—	10,218,906	43.74
Stock options granted	1,799,370	44.06	—	—	23.54	—	—
Stock options exercised	(2,236,517)	13.91	—	—	—	—	—
Stock options forfeited	(1,331,457)	21.98	—	—	—	—	—
RSUs granted	—	—	—	—	—	3,004,005	48.78
RSUs settled	—	—	—	—	—	(4,866,793)	41.00
RSUs forfeited	—	—	—	—	—	(3,554,517)	43.37
June 30, 2023	12,240,157	43.38	6.58	370	—	4,801,601	49.95

Stock options exercisable as of June 30, 2023	8,427,451	38.07	5.43	296
(1) As at June 30, 2023, 660,589 of the outstanding stock options were granted under the Company's Fourth Amended and Restated Stock Option Plan ("Legacy Option Plan") and are exercisable for Class B restricted voting shares, 11,218,311 of the outstanding stock options were granted under the Company's SOP and are exercisable for Class A subordinate voting shares, 45,667 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares, and 315,590 of the outstanding stock options were granted under the Deliverr 2017 Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A subordinate voting shares as of June 30, 2023 and December 31, 2022.
As at June 30, 2023 the Company had issued 12,474 DSUs under its LTIP.

In connection with the acquisition of 6RS, 1,220,800 Class A subordinate voting shares were issued with trading restrictions, adjusted to give effect to the Share Split. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation. As at June 30, 2023, 305,200 of the Class A subordinate voting shares remained restricted. During the three months ended June 30, 2023, the Company accelerated the recognition of unamortized stock-based compensation expense of $3 due to the sales of Shopify's logistics businesses.

In connection with the acquisition of Deliverr, 5,397,628 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation. As at June 30, 2023, 5,397,628 of the Class A subordinate voting shares remained restricted. During the three months ended June 30, 2023, the Company accelerated the recognition of unamortized stock-based compensation expense of $158 due to the sales of the Shopify's logistics businesses.

In connection with other acquisitions, 490,440 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

combination services. As at June 30, 2023, 490,440 of the Class A subordinate voting shares remained restricted.

The following table illustrates the classification of stock-based compensation expense in the condensed consolidated statements of operations and comprehensive loss, which includes both stock-based compensation and restricted stock-compensation expense.

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Cost of revenues	1	2	3	4
Sales and marketing(1)	13	17	27	32
Research and development(1)	248	98	349	180
General and administrative	18	22	36	41
	280	139	415	257
(1) Included in stock-based compensation expense for sales and marketing and research and development is $1 and $164, respectively, of accelerated stock-based compensation for the three and six months ended June 30, 2023.

16.Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the six months ended June 30, 2023 and 2022:

	Accumulated Other Comprehensive Income (Loss)
	Six months ended
	June 30, 2023	June 30, 2022
	$	$
Balance, beginning of the period	(16)	(6)

Other comprehensive income (loss) before reclassifications	8	(10)
Loss on cash flow hedges reclassified from accumulated other comprehensive income (loss) to earnings were as follows:
Sales and marketing	3	2
Research and development	8	3
General and administrative	1	2
Other comprehensive income (loss), net of tax	20	(3)
Balance, end of the period	4	(9)

17.Income Taxes

The Company's provision for, or recovery of, income taxes is determined by applying the estimated annual effective tax rate to income or loss from recurring operations and adding the effects of any discrete income tax items specific to the period.

The Company updates its estimate of the annual effective tax rate each quarter and makes cumulative adjustments if its estimated annual tax rate changes. The Company’s effective tax rate may be subject to fluctuation during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of forecasted pre-tax earnings in the various jurisdictions in which the Company operates, valuation allowances against deferred tax assets, the

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

recognition and derecognition of tax benefits related to uncertain tax positions, and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

The Company had a provision for income taxes of $10 and $18 in the three and six months ended June 30, 2023, respectively, on account of earnings in jurisdictions outside of North America.

The Company had a provision for income taxes of $6 in the three months ended June 30, 2022, on account of earnings in jurisdictions outside of North America. The Company had a recovery of income taxes of $173 in the six months ended June 30, 2022, primarily as a result of the unrealized loss on equity and other investments.

18.Net Loss per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as Class A subordinate voting shares and Class B restricted voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Numerator:
Net loss	$(1,311)	$(1,204)	$(1,243)	$(2,678)

Denominator:
Basic weighted average number of shares outstanding	1,280,407,642	1,262,011,665	1,278,655,866	1,261,069,535
Weighted average effect of dilutive securities:
Stock options	—	—	—	—
Restricted share units	—	—	—	—
Convertible senior notes	—	—	—	—
Deferred share units	—	—	—	—
Diluted weighted average number of shares	1,280,407,642	1,262,011,665	1,278,655,866	1,261,069,535

Net loss per share:
Basic	$(1.02)	$(0.95)	$(0.97)	$(2.12)
Diluted	$(1.02)	$(0.95)	$(0.97)	$(2.12)

Common stock equivalents excluded from net loss per diluted share because they are anti-dilutive:
Stock options	12,240,157	12,054,755	12,240,157	12,054,755
Restricted share units	4,801,601	17,253,291	4,801,601	17,253,291
Convertible senior notes	6,388,480	6,388,480	6,388,480	6,388,480
Deferred share units	12,474	9,729	12,474	9,729
	23,442,712	35,706,255	23,442,712	35,706,255

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

19.Reduction in Workforce

In May 2023, the Company reduced headcount by approximately 23% of employees across the Company ("2023 Reduction in Workforce"). The Company incurred $148 in total severance related costs in the three and six months ended June 30, 2023.

A summary of the 2023 Reduction in Workforce costs recorded for severance related costs in the three and six months ended June 30, 2023 is as follows:

Three and six months ended
June 30, 2023
$
Sales and marketing	$28
Research and development	102
General and administrative	18
$148

The following is a summary of changes in the accrued severance and other personnel liabilities related to the 2023 Reduction in Workforce, included within "Accounts payable and accrued liabilities" on the condensed consolidated balance sheets:

Balance as of January 1, 2023	$—
Severance and other personnel costs	148
Cash payments	(139)
Balance as of June 30, 2023	$9